January 11, 2013

VIA EMAIL AND COURIER

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tsingda eEDU Corporation Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 000-52347

Dear Mr. Spirgel:

Tsingda eEDU Corporation (the “Company”) acknowledges receipt of the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 21, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed with the SEC on March 30, 2012. The Company is required to respond to the Staff’s comments by Friday, January 11, 2013.

The Company hereby requests the opportunity to submit a response to the Staff’s comments by Friday, January 20, 2013. Based on discussions between the Staff and the Company’s legal counsel, it is the Company’s understanding that the Staff will agree to this request.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please contact our counsel, Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

Tsingda eEDU Corporation

By: /s/ Chungmai Kang

Name: Chungmai Kang

Title: Chief Financial Officer